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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1

                              (AMENDMENT NO. 2)

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
               14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ORCAD, INC.
                         (Name of Subject Company)

                        CADENCE DESIGN SYSTEMS, INC.

                       CDSI ACQUISITION CORPORATION
                                  (Bidders)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                 685568 10 7
                  (CUSIP Number of class of Securities)

                            R.L. SMITH MCKEITHEN
            SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        CADENCE DESIGN SYSTEMS, INC.
                        2655 SEELY AVENUE, BUILDING 5
                         SAN JOSE, CALIFORNIA  95134
                                  408-943-1234
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                       and Communications on Behalf of Bidder)

                                   COPIES TO:
                                 ANDREW E. BOGEN
                           GIBSON, DUNN & CRUTCHER LLP
                              333 SOUTH GRAND AVENUE
                               LOS ANGELES, CA 90071
                                   (213) 229-7242

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") filed with the Securities and Exchange Commission on June 18, 1999 by Cadence Design Systems, Inc., a Delaware corporation ("Cadence"), and CDSI Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Cadence ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value (the "Shares"), of OrCAD, Inc., a Delaware corporation, at a price of $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Offer to Purchase. Cadence and Purchaser hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The response to Item 6 is hereby amended and supplemented as follows: At 12:00 midnight New York City time, on Friday, July 16, 1999, the Offer expired. Based on preliminary information provided by the Depositary for the Offer, Cadence reports that as of the expiration of the Offer, approximately 9,096,687 Shares were properly tendered and not withdrawn pursuant to the Offer (including approximately 117,463 Shares subject to guaranteed delivery). Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, all validly tendered Shares at the purchase price of $13.00 per Share, net to the seller in cash. As a result of the consummation of the Offer, Purchaser owns approximately 96.8% of the Shares.

     Pursuant to the Merger Agreement, Cadence intends to complete the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation.

ITEM 11.MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 11 is hereby amended and supplemented as follows:

     (a)(11) Press release dated July 19, 1999 issued by Cadence, announcing the expiration of the Offer, the acceptance for payment of the Shares and the plan to consummate the merger.

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 1999                    CDSI ACQUISITION CORPORATION

                                        By:  /s/ William Porter
                                             ----------------------------
                                             William Porter
                                             Senior Vice President, Chief
                                             Financial Officer and Assistant
                                             Secretary

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 1999                    CADENCE DESIGN SYSTEMS, INC.

                                        By:  /s/ R.L. Smith McKeithen
                                             ---------------------------------
                                             R.L. Smith McKeithen
                                             Senior Vice President, General
                                             Counsel and Secretary


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                                 EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

(a)(11) Press release, dated July 19, 1999 issued by Cadence, announcing the expiration of the Offer, the acceptance for payment of the Shares and the plan to consummate the merger.


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